[D.R. HORTON, INC. LETTERHEAD]

May 24, 2012

VIA FEDERAL EXPRESS DELIVERY AND EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	D.R. Horton, Inc.

Form 10-K for the Year Ended September 30, 2011

Filed November 17, 2011

Form 10-Q for the Period Ended December 31, 2011

Filed January 27, 2012

Responses dated February 14, 2012 and February 21, 2012

File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter dated March 13, 2012, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company. For your convenience, the full text of each of the Staff’s comments is reproduced below together with the Company’s responses thereto.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2011

Financial Statements

Insurance and Legal Claims, page 90

1.	We note your response to comment six from our letter dated February 8, 2012. We have the following additional comments in this regard:

(a)	Please revise your disclosure to clarify that substantially all of your liabilities for claims, complaints and other legal actions relate to construction defect matters, which constituted 99% of your $529.6 million liabilities at September 30, 2011. Your revised disclosure should include information similar to the information you provided in your response.

Securities and Exchange Commission

May 24, 2012

Response: We included the following disclosure in Note L on pages 16-17 of our Form 10-Q for the period ended March 31, 2012:

The Company is named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, the Company is managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues and contract disputes. The Company has established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The estimated liabilities for these contingencies were $534.7 million and $529.6 million at March 31, 2012 and September 30, 2011, respectively, and are included in homebuilding accrued expenses and other liabilities in the consolidated balance sheets. At March 31, 2012 and September 30, 2011, the vast majority of these reserves related to construction defect matters. Expenses related to the Company’s legal contingencies were approximately $20.8 million and $10.5 million in the six months ended March 31, 2012 and 2011, respectively.

The Company’s reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. As of March 31, 2012, no individual existing claim was material to the Company’s financial statements, and the majority of the Company’s total construction defect reserves consisted of the estimated exposure to future claims on previously closed homes. The Company has closed a significant number of homes during recent years, and as a result the Company may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which the Company operates. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where the Company operates are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

We will continue to provide similar disclosures in future filings to describe our reserves for legal claims, including the magnitude of construction defect matters in our reserves, and we will include other relevant information to describe the nature of our reserves.

Securities and Exchange Commission

May 24, 2012

(b)	We note that your liabilities decreased from $571.3 million at September 30, 2010 to $529.6 million at September 30, 2011. Please disclose the reasons for this decrease and provide a rollforward of these liabilities similar to your warranty liability.

Response: Our reserves for legal claims decreased from $571.3 million at September 30, 2010 to $529.6 million at September 30, 2011, primarily due to payments of costs related to legal claims of $31.4 million and a decrease in reserves of $10.3 million, of which $5.3 million related to an out-of-period adjustment to the loss reserves of our captive insurance subsidiary. The out-of-period adjustment was disclosed in Note K on page 90 of our Form 10-K for the year ended September 30, 2011 and has been previously discussed with the Staff. The remaining $5.0 million of the decrease in reserves was due to a slight decrease in the estimated frequency of claims incurred and a slight decrease in the estimated costs to resolve existing and future claims on previously closed homes, and to a lesser extent, a decrease in the number of previously closed homes that are subject to construction defect claims. Following is a rollforward of the balance of the reserves for the year ended September 30, 2011:

September 30, 2011
(in millions)

Reserves for legal claims, beginning of year	$571.3

Payments	(31.4)

Out-of-period adjustment to reserves	(5.3)

Decrease in reserves	(5.0)

Reserves for legal claims, end of year	$529.6

In all future filings, we will disclose the reasons for significant changes in the balance of our reserves for legal claims. Beginning with our Form 10-K for the year ended September 30, 2012, we will also include a rollforward of the balance of the reserves for legal claims for the current year period in our disclosures, similar to the example above.

(c)	Please disclose the number of claims of construction defect matters pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and average settlement amount per claim. Please also address the estimated unasserted claims you include in your determination of your estimated liability and how changes in such unasserted claims impacted your estimate period to period. Also, please address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to Question 3 of SAB Topic 5:Y.

Securities and Exchange Commission

May 24, 2012

Response: As described in response (a), we disclosed in our Form 10-Q for the period ended March 31, 2012 the magnitudes of the total number of claims that the Company is managing, the construction defect matters in our reserves and the estimated unasserted claims in our construction defect reserves, as well as the fact that no individual existing claim was material to the Company. Disclosures of a similar nature will continue to be included in all future filings.

In response (b) we addressed the impact of changes in our estimated reserves for both existing and unasserted claims by describing that the $5.0 million decrease in reserves during the year ended September 30, 2011 was due to a slight decrease in the estimated frequency of claims incurred and a slight decrease in the estimated costs to resolve existing and future claims on previously closed homes, and to a lesser extent, a decrease in the number of previously closed homes that are subject to construction defect claims. Disclosures of a similar nature will be included in future filings.

Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where we operate are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Historical trends in construction defect claims have been inconsistent, and we believe they may continue to fluctuate over the next several years. Housing market conditions have been extremely volatile across most of our markets over the past ten years, and we believe such conditions can affect the frequency and cost of construction defect claims. We closed a significant number of homes during our peak operating years from 2003 to 2007. If the ultimate resolution of construction defect claims resulting from the closings in our peak operating years varies from our current expectations, it could significantly change our estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact our construction defect reserves in the future. During the next several years as we begin to resolve claims expected from closings in our peak operating years, if there are changes in our assumptions we will provide relevant disclosures of these changes in estimates and trends in our construction defect reserves. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed our current estimates, they will have a significant negative impact on our future earnings and liquidity. Disclosures of a similar nature to the above will be included in future filings.

To provide the reader with an understanding of the sensitivity in our key assumptions, we disclosed the following in our Critical Accounting Policies of our Form 10-K for fiscal 2011:

The expenses, liabilities and receivables related to these claims are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets, the types of products we build, claim settlement patterns, insurance industry practices and legal interpretations, among others. A 10% increase in the claim rate and the average cost per claim used to estimate the self-insured accruals would

Securities and Exchange Commission

May 24, 2012

result in an increase of approximately $121.9 million in our accrual and a $81.8 million increase in our receivable resulting in additional expense of $40.1 million, while a 10% decrease in the claim rate and the average cost per claim would result in a decrease of approximately $94.4 million in our accrual and a $61.1 million decrease in our receivable resulting in a reduction in our expense of $33.3 million.

We will continue to provide disclosures of a similar nature regarding the sensitivity in the key assumptions used to estimate our reserves for legal claims in future filings on Form 10-K.

In summary, we will include disclosures related to our reserves for legal claims in future filings as described above to address the following:

•	the magnitude of our total claims outstanding;

•	the magnitude of construction defect matters in our reserves;

•	the materiality of individual existing claims;

•	the magnitude of estimated unasserted claims in our construction defect reserves;

•	historical and expected trends or significant changes in trends in construction defect claims and their potential effects on operating results and liquidity;

•

a rollforward of the dollar balance of our reserves for legal claims as described in response (b) and an explanation of significant changes in the balance of the reserves, including the effect of changes in our estimates of existing and anticipated future claims; and

•	a sensitivity analysis of key assumptions used to estimate our construction defect reserves.

We are unable to provide disclosures of the specific number of individual claims of construction defect matters pending at each balance sheet date or the number of individual claims filed, dismissed, settled or otherwise resolved during a reporting period, due to significant variations, inconsistencies and uncertainties in how such claims originate and change over time and how they are managed and resolved in our business. Legal claims included in our reserves may manifest themselves in numerous formal and informal ways, including lawsuits filed in court; correspondence or verbal communications from attorneys, homeowners, homeowner associations; and warranty requests. The nature, circumstances and facts of each claim are unique, and they affect how a claim is managed and how it is considered in our reserves. An individual construction defect claim can change dramatically from its inception until resolution with respect to the amount, type and severity of alleged damages, the number of homes involved in the claim, the parties involved in the claim including other homebuilders, land developers and subcontractors and various other factors. The management and resolution of claims can also change

Securities and Exchange Commission

May 24, 2012

significantly over time, and may involve repairs of warranty items, out-of-court settlements, arbitration arrangements, court orders, or any combination of the above or other numerous methods, and some claims are not formally resolved but become inactive. We do not track the specific number and periodic activity of all of our outstanding claims on an aggregate basis because aggregate information of this nature is not useful in our management of the business. The significant variations, inconsistencies and uncertainties surrounding our claims would make such tracking extremely difficult to perform accurately on a consistent basis, and it would be cost prohibitive relative to the limited benefit it could provide to management. Due to the significant variations among our construction defect claims, our limited ability to track our large volume of unique claims on an aggregate basis, the fact that our reserves for existing claims represent a minority of our total construction defect reserves, as well as the enhanced disclosures related to our reserves for legal claims that we will provide in future filings, we do not believe that additional disclosures of the specific number of individual claims of construction defect matters pending at each balance sheet date or the number of individual claims filed, dismissed, settled or otherwise resolved during a reporting period would be meaningful or useful to investors.

(d)	To the extent that there were changes in trends in construction defect claims, claim settlement patterns, the claim rate or the average costs per claim used to estimate your liabilities, please expand your disclosures to discuss these changes in assumptions and the impact they had on your estimated liabilities from period to period. You may provide this disclosure in your footnotes or in your critical accounting policy disclosures.

Response: There were no significant changes in trends in construction defect claims, claim settlement patterns, the claim rate or the average costs per claim used to estimate our liabilities for the year ended September 30, 2011. As described in responses (b) and (c), there were slight decreases in the estimated frequency of claims incurred and costs to resolve existing and future claims on previously closed homes during fiscal 2011; however, these changes did not represent significant changes in any underlying trends related to our construction defect claims. We will include disclosures regarding significant changes in claim trends or the assumptions used in our estimates of our reserves for construction defect claims in future filings.

Please show us supplementally what your revised disclosures will look like.

Response: Based on the Staff’s comments and as indicated above, we expanded our disclosures related to legal claims in our Form 10-Q for the period ended March 31, 2012 which was filed on April 23, 2012, and will include these and other disclosures in the Legal Claims and Insurance section of our Commitments and Contingencies note in future filings. The disclosure in Note K on pages 89-90 of our Form 10-K for the year ended September 30, 2011 would be revised as shown in Exhibit I. Additionally, we will revise

Securities and Exchange Commission

May 24, 2012

the Legal Claims and Insurance section of our critical accounting policies in future filings. The disclosure in the Critical Accounting Policies section of our MD&A on pages 57-58 of our Form 10-K for the year ended September 30, 2011, would be revised as shown in Exhibit II.

2.	We are still evaluating your response to comment seven from our letter dated February 8, 2012.

Response: Please let us know if we may provide any additional information or further clarification to assist you with this comment.

If you have any questions or comments regarding this filing, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com.

Thank you for your attention.

Very truly yours,

/s/ BILL W. WHEAT Bill W. Wheat

cc:	Ernest Greene, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

Thomas B. Montano, Esq., D.R. Horton, Inc.

Richard M. Russo, Esq., Gibson, Dunn & Crutcher LLP

Exhibit I

NOTE K — COMMITMENTS AND CONTINGENCIES

Legal Claims and Insurance

The Company is named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, the Company is managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues and contract disputes. The Company has established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. The estimated liabilities for these contingencies were $529.6 million and $571.3 million at September 30, 2011 and 2010, respectively, and are included in homebuilding accrued expenses and other liabilities in the consolidated balance sheets. At September 30, 2011 and 2010, the vast majority of these reserves related to construction defect matters. Expenses related to the Company’s legal contingencies were approximately $28.1 million, $43.2 million and $58.3 million in fiscal 2011, 2010 and 2009, respectively.

The Company’s reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. As of September 30, 2011, no individual existing claim was material to the Company’s financial statements, and the majority of the Company’s total construction defect reserves consisted of the estimated exposure to future claims on previously closed homes. The Company has closed a significant number of homes during recent years, and as a result the Company may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which the Company operates. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where the Company operates are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

Historical trends in construction defect claims have been inconsistent, and the Company believes they may continue to fluctuate over the next several years. Housing market conditions have been extremely volatile across most of the Company’s markets over the past ten years, and the Company believes such conditions can affect the frequency and cost of construction defect claims. The Company closed a significant number of homes during its peak operating years from 2003 to 2007. If the ultimate resolution of construction defect claims resulting from closings in the Company’s peak operating years varies from current expectations, it could significantly change the Company’s estimates regarding the frequency and timing of claims incurred and the costs to resolve existing and anticipated future claims, which would impact the construction defect reserves in the future. If the frequency of claims incurred or costs of existing and future legal claims significantly exceed the Company’s current estimates, they will have a significant negative impact on its future earnings and liquidity.

Exhibit I

During fiscal 2011, the Company recorded an out-of-period adjustment which had the effect of increasing home sales gross margin and net income by $5.3 million. The adjustment related to an error in recording the loss reserves of the Company’s wholly-owned captive insurance subsidiary. The unadjusted amounts from prior periods are considered to be immaterial to the prior periods and the out-of-period adjustment is not material to the current fiscal year’s financial statements.

The Company’s reserves for legal claims decreased from $571.3 million at September 30, 2010 to $529.6 million at September 30, 2011, primarily due to payments of costs related to legal claims of $31.4 million and a decrease in reserves of $10.3 million, of which $5.3 million related to the out-of-period adjustment to the loss reserves of the Company’s captive insurance subsidiary described above. The remaining $5.0 million of the decrease in reserves was due to a slight decrease in the estimated frequency of claims incurred and a slight decrease in the estimated costs to resolve existing and future claims on previously closed homes, and to a lesser extent, a decrease in the number of previously closed homes that are subject to construction defect claims. Following is a rollforward of the balance of the reserves for the year ended September 30, 2011:

September 30, 2011
(in millions)

Reserves for legal claims, beginning of year	$571.3

Payments	(31.4)

Out-of-period adjustment to reserves	(5.3)

Decrease in reserves	(5.0)

Reserves for legal claims, end of year	$529.6

The estimation of losses related to these reserves and the related estimates of recoveries from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to the Company’s markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. Due to the high degree of judgment required in establishing reserves for these contingencies, actual future costs and recoveries from insurance could differ significantly from current estimated amounts, and it is not possible for the Company to make a reasonable estimate of the possible loss or range of loss in excess of its reserves.

The Company has, and requires the majority of the subcontractors it uses to have, general liability insurance which includes construction defect coverage. The Company’s general liability insurance policies protect it against a portion of its risk of loss from construction defect and other claims and lawsuits, subject to self-insured retentions and other coverage limits. For policy years ended June 30, 2004 through 2011, the Company is self-insured for up to $22.5 million of the aggregate indemnity claims incurred, at which point the excess loss insurance begins, depending on the policy year. Once the Company has satisfied the annual aggregate limits, it is self-insured for the first $0.25 million to $1.0 million of indemnity for each claim occurrence, depending on the policy year. For policy years 2011 and 2012, the Company is self-insured for up to $15.0 million of the aggregate indemnity claims incurred and for up to $0.5 million of each claim occurrence thereafter.

Exhibit I

In some states where the Company believes it is too difficult or expensive for its subcontractors to obtain general liability insurance, the Company has waived its normal subcontractor general liability insurance requirements to obtain lower costs from subcontractors. In these states, the Company purchases insurance policies from either third-party carriers or its wholly-owned captive insurance subsidiary, and names certain subcontractors as additional insureds. The policies issued by the captive insurance subsidiary represent self-insurance of these risks by the Company and are considered in the self-insured amounts above. For policy years after April 2007, the captive insurance subsidiary has $15.0 million of risk transfer with a third-party insurer.

The Company is self-insured for the deductible amounts under its workers’ compensation insurance policies. The deductibles vary by policy year, but in no years exceed $0.5 million per occurrence. The deductible for the 2011 and 2012 policy years is $0.5 million per occurrence.

The Company estimates and records receivables under applicable insurance policies related to its estimated contingencies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. Additionally, the Company may have the ability to recover a portion of its losses from its subcontractors and their insurance carriers when the Company has been named as an additional insured on their insurance policies. The Company’s receivables related to its estimates of insurance recoveries from estimated losses from pending legal claims and anticipated future claims related to previously closed homes totaled $218.3 million and $251.5 million at September 30, 2011 and 2010, respectively, and are included in homebuilding other assets in the consolidated balance sheets. The decrease in the estimate of the Company’s insurance receivables during fiscal 2011 relates primarily to the decrease in the Company’s estimated reserves for legal claims described above.

Exhibit II

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Legal Claims and Insurance — We have been named as a defendant in various claims, complaints and other legal actions in the ordinary course of business. At any point in time, we are managing several hundred individual claims related to construction defect matters, personal injury claims, employment matters, land development issues and contract disputes. We have established reserves for these contingencies based on the estimated costs of pending claims and the estimated costs of anticipated future claims related to previously closed homes. At September 30, 2011 and 2010, the vast majority of these reserves related to construction defect matters.

Our reserves for construction defect claims include the estimated costs of both known claims and anticipated future claims. As of September 30, 2011, no individual existing claim was material to our financial statements, and the majority of our total construction defect reserves consisted of the estimated exposure to future claims on previously closed homes. We have closed a significant number of homes during recent years, and as a result we may be subject to future construction defect claims on these homes. Although regulations vary from state to state, construction defect issues can generally be reported for up to ten years after the home has closed in many states in which we operate. Historical data and trends regarding the frequency of claims incurred and the costs to resolve claims relative to the types of products and markets where we operate are used to estimate the construction defect liabilities for both existing and anticipated future claims. These estimates are subject to ongoing revision as the circumstances of individual pending claims and historical data and trends change. Adjustments to estimated reserves are recorded in the accounting period in which the change in estimate occurs.

We estimate and record receivables under applicable insurance policies related to our estimated contingencies for known claims and anticipated future construction defect claims on previously closed homes and other legal claims and lawsuits incurred in the ordinary course of business when recovery is probable. Additionally, we may have the ability to recover a portion of our losses from our subcontractors and their insurance carriers when we have been named as an additional insured on their insurance policies.

The estimation of losses related to these reserves and the related estimates of receivables from insurance policies are subject to a high degree of variability due to uncertainties such as trends in construction defect claims relative to our markets and the types of products built, claim frequency, claim settlement costs and patterns, insurance industry practices and legal interpretations, among others. A 10% increase in the claim frequency and the average cost per claim used to estimate the reserves would result in an increase of approximately $121.9 million in our reserves and a $81.8 million increase in our receivable, resulting in additional expense of $40.1 million. A 10% decrease in the claim frequency and the average cost per claim would result in a decrease of approximately $94.4 million in our reserves and a $61.1 million decrease in our receivable, resulting in a reduction in expense of $33.3 million.